

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

March 14, 2008

Charles P. Cooley
Chief Financial Officer
The Lubrizol Corporation
29400 Lakeland Boulevard
Wickliffe, Ohio 44092

      RE: **The Lubrizol Corporation**
              Form 10-K for Fiscal Year Ended December 31, 2006
              Form 10-K/A for Fiscal Year Ended December 31, 2006
              Forms 10-Q for Fiscal Quarters Ended March 31, 2007,
              June 30, 2007 and September 30, 2007
              File No. 1-5263

Dear Mr. Cooley:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Ernest Greene, Staff Accountant, at (202) 551-3733 or in his absence, to the undersigned at (202) 551-3689.

                                Sincerely,

                                John Hartz
                                Senior Assistant
                                Chief Accountant